EXHIBIT 1.01

Conflict Minerals Report of Advanced Energy Industries, Inc.

Introduction

This Conflict Minerals Report of Advanced Energy Industries, Inc. for the reporting year January 1, 2017 to December 31, 2017 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). All references to "Company", "we", "our" and similar references are references to Advanced Energy Industries, Inc. and its consolidated subsidiaries. Please refer to Rule 13p-1, Form SD, and the 1934 Act Release No. 34-67716, for definitions of the terms used in this report, unless otherwise defined herein.

Conflict Minerals Policy

The Company's Conflict Minerals Policy states our intent to avoid knowing procurement of materials that contain conflict minerals that originate in the covered countries and that are not certified as conflict free. Our policy communicates the expectation that our suppliers adhere to this practice as well. The policy also encourages our suppliers to establish and follow appropriate due diligence programs and provide us with information regarding the source of conflict minerals in the material they sell to us. Our policy is available on our website at http://www.advanced-energy.com/en/Conflict_Minerals.html.

Reasonable Country of Origin Inquiry

Conflict minerals in the form of gold, tantalum, tin and tungsten (“3TG”) were necessary to the functionality or production of the Company’s products that were manufactured or contracted to manufacture during 2017. As a downstream supplier of power conversion products and thermal instrumentation products (collectively, “AE Products”) the Company is far down the supply chain from the actual mining or refining of conflict minerals. By engaging with its direct suppliers, the Company conducted a reasonable country of inquiry (“RCOI”) to determine whether any of the conflict minerals in our products originated in the Democratic Republic of Congo or adjoining countries (“Covered Countries”). The Company has determined that with respect to our 2017 AE Products containing necessary conflict minerals, we have reason to believe that some of these minerals may have originated in the Covered Countries and may not have come from recycled or scrap resources. The Company conducted good faith due diligence on the source and chain of custody of the necessary conflict minerals as summarized in this Conflict Minerals Report.

Summary of Due Diligence Measures

The due diligence process was based on the Organisation for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”). The OECD Framework is an internationally recognized due diligence protocol.

To implement the RCOI, the Company surveyed its direct suppliers to collect information regarding the presence and sourcing of 3TG used in the products supplied to the Company. The survey used the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”). RMI is an initiative of the Responsible Business Alliance (“RBA”) and Global e-Sustainability Initiative ("GeSI"). Only CMRT templates in version 4.0 or higher were accepted. This template is a standardized reporting template developed by RMI to facilitate the transfer of information through the supply chain regarding the country of origin for minerals and the smelters and refiners being utilized. Information was collected and stored using an online platform provided by a third party vendor. Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the smelters, refiners, recyclers, or scrap processors of 3TG (“Facilities”) and associated mine countries of origin.

A total of 342 suppliers were identified as in-scope for the RCOI process for reporting year 2017 and were contacted. In coordination with its third party vendor, the Company deployed the following actions to maximize Supplier engagement:

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An introduction email from the Company was sent to direct suppliers describing the Company’s conflict minerals compliance program and associated requirements and identifying the Company’s third party vendor as a partner in the due diligence process;

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A follow up email was sent to these suppliers by the third party vendor with a registration and survey request link for the online data collection platform; this email also provided a link to the Company’s third party vendor’s conflict minerals supplier resource center containing a list of frequently asked questions and other supplier resources with information concerning the conflict minerals regulations;

•	Following the initial introduction to the program and information request, up to four reminder emails were sent to each non-responsive supplier requesting survey completion;

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Escalation: If, after these efforts, a given supplier still did not register with the system or provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by the Company by email requesting their participation in the program.

Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to attempt to resolve the following quality control flags:

•	One or more smelter or refiners were listed for an unused metal;

•	Facility information was not provided for a used metal, or facility information provided was not a verified metal processor;

•	Supplier answered yes to sourcing from the Covered Countries, but none of the facilities listed are known to source from the region;

•	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;

•	Supplier indicated they have not identified all of the facilities used for the products included in the declaration scope;

•	Supplier indicated they have not provided all applicable facility information received; and

•	Supplier indicated 100% of the 3TG for products covered by the declaration originates from scrap/recycled sources, but one or more facilities listed are not known to be exclusive recyclers.

Results

Fifty percent of our suppliers responded to the information requests. This compares to a response rate of 57% for reporting year 2016 and a response rate of 23% for the first reporting year, 2013. Ninety-five percent of the suppliers that responded to the survey indicated that one or more of the 3TG metals are necessary to the functionality or production of the products they supply to the Company. The responding suppliers identified a total of 316 facilities that are considered to be smelters or refiners. Based on the data provided in the CMRTs and the additional due diligence of the 316 smelters or refiners identified by suppliers, there is an indication that 59 of these may source from the Covered Countries. In order to evaluate the sourcing and chain of custody practices of these 59 smelters or refiners, the Company and its third party vendor relied on the following internationally accepted audit standards to determine which smelters and refiners may be considered DRC conflict free: the Responsible Minerals Assurance Process (RMAP), the London Bullion Market Association Good Delivery Program (“LBMA”) and the Responsible Jewelry Council Chain-of-Custody Certification (“RJC”). The results of the screening are as follows:

•	58 of the 59 identified smelters or refiners received a "conflict free" certification from the CFSP;

•	1 of the identified smelters or refiners was listed as inactive, and not certified.

Future Mitigation

The Company will undertake the following steps during the calendar year 2018 to improve the due diligence process and mitigate the risk that conflict minerals in our products might benefit armed groups in the Covered Countries, including:

•	Attempt to increase the response rate for the RCOI process through further supplier engagement and contract requirements and other appropriate means;

•	Continue education efforts internally and with our suppliers about conflict minerals reporting requirements;

•	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as those referenced in this report; and

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Contact smelters identified as a result of the RCOI process and requesting their participation in obtaining a “conflict free” designation from an industry program such as those referenced in this report.